EXHIBIT 3.1

  Certificate of Amendment of Certificate of Incorporation of NBT Bancorp Inc.,
                               as of May 3, 2001.





Article FOURTH of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

     FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is Fifty-Two Million Five Hundred Thousand (52,500,000) shares consisting of Fifty Million (50,000,000) shares of Common Stock, par value of $.01 per share and Two Million Five Hundred Thousand (2,500,000) shares of Preferred Stock, par value $.01 per share.